CLEARWIRE COMMUNICATIONS, LLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

		6/30/13		12/31/12
		(In thousands)		
Assets				
Current assets				
Cash and cash equivalents	$	125,829	$	193,443
Short-term investments		476,288		675,112
Accounts receivable, net		21,886		22,769
Inventory		17,032		10,940
Restricted cash		1,650		1,653
Prepaids and other assets		97,381		88,302
Total current assets		740,066		992,219
Property, plant and equipment, net		2,028,419		2,259,004
Restricted cash		2,019		3,709
Spectrum licenses, net		4,224,224		4,249,621
Other intangible assets, net		18,503		24,660
Other assets		137,556		140,722
Total	$	**7,150,787**	$	**7,669,935**
Liabilities and Equity				
Current liabilities				
Accounts payable and accrued expenses	$	171,645	$	174,605
Other current liabilities		279,023		227,610
Total current liabilities		450,668		402,215
Long-term debt, net		4,323,312		4,271,357
Other long-term liabilities		959,361		963,353
Total liabilities		**5,733,341**		**5,636,925**
Equity				
Class A members' equity		4,010,766		3,681,246
Class B members' equity		7,102,050		7,091,967
Accumulated other comprehensive loss		(34)		(10)
Accumulated other deficit		(9,686,397)		(8,731,595)
Total Clearwire Communications LLC members' equity		1,426,385		2,041,608
Non-controlling interests		(8,939)	$	(8,598)
Total equity		**1,417,446**		**2,033,010**
Total	$	**7,150,787**	$	**7,669,935**

CLEARWIRE COMMUNICATIONS, LLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Quarter To Date			Year To Date	
	6/30/13	3/31/13	6/30/12	6/30/13	6/30/12
	(In thousands)				
Revenues	$ 316,742	$ 318,042	$ 316,932	$ 634,784	$ 639,571
Operating Expenses					
Cost of goods and services and network costs (exclusive of items shown separately below)	206,466	213,181	224,426	419,647	488,216
Selling, general and administrative	127,958	134,147	135,787	262,105	276,880
Depreciation and amortization	172,694	183,633	184,566	356,327	362,539
Spectrum lease expense	86,633	83,399	81,190	170,032	160,898
Other	414	414	317	828	80,717
Total operating expenses	594,165	614,774	626,286	1,208,939	1,369,250
Operating Loss	(277,423)	(296,732)	(309,354)	(574,155)	(729,679)
Interest expense	(149,985)	(140,517)	(138,656)	(290,502)	(275,342)
Other expense, net	(69,908)	(19,697)	(1,687)	(89,605)	(17,720)
Loss from Continuing Operations before Income Taxes	(497,316)	(456,946)	(449,697)	(954,262)	(1,022,741)
Income tax provision	(450)	(431)	(450)	(881)	(900)
Net Loss from Continuing Operations	(497,766)	(457,377)	(450,147)	(955,143)	(1,023,641)
Less: non-controlling interests in net loss from continuing operations of consolidated subsidiaries	175	166	1,527	341	2,132
Net Loss from Continuing Operations attributable to Clearwire Communications LLC	(497,591)	(457,211)	(448,620)	(954,802)	(1,021,509)
Net Loss from Discontinued Operations attributable to Clearwire Communications LLC	-	-	(7,542)	-	(6,316)
Net Loss attributable to Clearwire Communications LLC	$ (497,591)	$ (457,211)	$ (456,162)	$ (954,802)	$ (1,027,825)